ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated February 22, 2008

Return Optimization Securities

Linked to an International Index Basket

Enhanced Return Strategies for Moderate Return Environment

UBS AG $•   Securities linked to an International Index Basket due on or about September 30, 2009

Investment Description

Return Optimization Securities (“ROS”) are securities issued by UBS AG (“UBS”) with returns linked to the performance of an International Index Basket. ROS are designed to enhance returns in a moderate-return environment — meaning an environment in which stocks generally experience moderate appreciation. If the Basket Return is positive, at maturity you will receive your principal plus 3 times the Basket Return, up to the maximum gain, providing you with an opportunity to outperform the Basket. If the Basket Return is negative, at maturity you will receive your principal reduced by that negative Basket Return. Investing in a ROS is subject to significant risks, including potential loss of principal, a maximum appreciation at maturity and the credit risk of UBS.

Features
☐	Potential to enhance returns in a moderate-return environment
☐	3x leverage up to the maximum gain on the ROS while maintaining 1-to-1 downside exposure at maturity

Key Dates*

Trade Date	March 26, 2008
Settlement Date	March 31, 2008
Final Valuation Date	September 25, 2009
Maturity Date	September 30, 2009
*	Expected. In the event that we make any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the Securities remains the same.
Security Offering

The Securities are linked to an International Index Basket with a specified maximum gain, which is listed below along with the corresponding maximum payment at maturity. The Securities are offered at a minimum investment of $1,000.

Securities	Maximum Gain(1)	Maximum Payment at Maturity per $10 Security(2)	CUSIP	ISIN
ROS linked to an International Index Basket	26.50% to 29.50%	$12.65 to $12.95	902644145	US9026441454
(1)	Actual maximum gain will be set on the Trade Date.
(2)	Numbers have been rounded for ease of analysis.

See “Additional Information about UBS and the ROS” on page 2. The ROS will have the terms specified in the ROS product supplement and accompanying prospectus, as supplemented by the Index supplement and this pricing supplement. See “Key Risks” on page 4 and the more detailed “Risk Factors” beginning on page PS-10 of the ROS product supplement for risks related to an investment in the ROS. Your ROS do not guarantee any return of principal at maturity. A negative Basket Return will result in a payment at maturity of less than $10 per ROS.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document, or the accompanying ROS product supplement, Index supplement or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Security	$10	$0.175	$9.825
Total

UBS Investment Bank	UBS Financial Services Inc.

Additional Information about UBS and the ROS

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the ROS, which we refer to as the “ROS product supplement”, and an Index supplement for various securities we may offer, including the ROS, which we refer to as the “Index supplement”) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the ROS product supplement and the Index supplement if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement for ROS dated December 20, 2007:

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000352/v097253_69086-424b2.htm

♦	Index supplement dated August 27, 2007:

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000087/v085367_debtsec-prosup.htm

♦	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “ROS” and “Securities” refers to the Return Optimization Securities that are offered hereby, unless the context otherwise requires. Also, references to the “ROS product supplement” mean the UBS product supplement, dated December 20, 2007, references to the “Index supplement” mean the UBS Index supplement, dated August 27, 2007, and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The Securities may be suitable for you if:

♦	You believe that the Basket will appreciate moderately — meaning that you believe the Basket will appreciate over the term of the Securities, although such appreciation is unlikely to exceed the indicative maximum gain divided by the Multiplier at maturity
♦	You are willing to make an investment that is exposed to the full downside performance risk of the Basket
♦	You are willing to forego dividends paid on the stocks included in the Basket
♦	You do not seek current income from this investment
♦	You are willing to hold the Securities to maturity
♦	You are willing to invest in the Securities based on the indicated maximum gain, which will be determined on the Trade Date

The Securities may not be suitable for you if:

♦	You do not believe the Basket will appreciate over the term of the Securities, or you believe the Basket will appreciate by more than the indicative maximum gain divided by the Multiplier at maturity
♦	You are unwilling to make an investment that is exposed to the full downside performance risk of the Basket
♦	You seek an investment that is exposed to the full potential appreciation of the Basket, without a cap on participation
♦	You prefer to receive the dividends paid on any stocks included in the Basket
♦	You seek current income from this investment
♦	You are unable or unwilling to hold the Securities to maturity
♦	You seek an investment for which there will be an active secondary market

Terms of ROS

Issuer	UBS AG, Jersey Branch
Issue Price	$10 per ROS
Term	18 months
Multiplier	3
Index Basket and Weightings	The Securities are linked to a Basket consisting of the following indices:
40% Dow Jones EURO STOXX 50® Index
25% FTSE 100TM Index
20% Nikkei® 225 Index
5% Swiss Market Index (SMI)®
5% S&P/ASX 200® Index
5% MSCI® Emerging Markets IndexSM
(each a “Basket Index” or collectively the “Basket Indices”)
Payment at Maturity (per $10)	If the Basket Return (as defined below), as multiplied by the Multiplier, is equal to or greater than the maximum gain, you will receive:
$10 + ($10 × maximum gain)
If the Basket Return is positive and, when multiplied by the Multiplier, is less than the maximum gain, you will receive:
$10 + ($10 × 3 × Basket Return), subject to the maximum gain
If the Basket Return is zero or negative, you will receive:
$10 + ($10 × Basket Return)
In this case, you may lose all or a substantial portion of your principal.
Basket Return	Basket Ending Level – Basket Starting Level Basket Starting Level
Basket Starting Level	Set equal to 100 on the Trade Date.
Basket Ending Level	The weighted performance of the Basket Indices on the Final Valuation Date. The Basket Ending Level will be calculated as follows:

100 x [1 + (Dow Jones EURO STOXX 50® Index Return x 40%) + (FTSE 100TM Index Return x 25%) + (Nikkei® 225 Index Return x 20%) + (Swiss Market Index Return x 5%) + (S&P/ASX 200® Index Return x 5%) + (MSCI® Emerging Markets IndexSM Return x 5%)], where the return for each Basket Index is the performance of the respective Basket Index, calculated as the percentage change from the respective index closing level on the Trade Date to the respective index closing level on the Final Valuation Date.

Determining Payment at Maturity per $10 Security

You will receive your principal reduced by the Basket Return, calculated as follows:

$10 + ($10 × Basket Return)

In this scenario, you could lose some or all of your principal depending on how much the Basket declines

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples assume a 28% maximum gain and a range of Basket Returns from +40% to –40%. The actual maximum gain for the offering will be set on the Trade Date.

Example 1—On the final valuation date, the Basket Return is 3% (which, when multiplied by 3, is less than the maximum gain of 28%). As a result, you will receive 3 times the Basket Return, or a 9% total return, and the payment at maturity per $10 ROS will be calculated as follows: $10 + ($10 × 3 × 3%) = $10 + $.90 = $10.90.

Example 2—On the final valuation date, the Basket Return is 20% (which, when multiplied by 3, is greater than the maximum gain of 28%). As a result, you will receive the maximum gain of 28%, or $12.80 per ROS.

Example 3—On the final valuation date, the Basket Return is –20%. As a result, your investment will be fully exposed to the decline of the Basket and your payment at maturity will be calculated as follows: $10 + ($10 × –20%) = $10 – $2.00 = $8.00 per ROS.

Key Risks

An investment in the ROS involves significant risks. Some of the risks that apply to the ROS are summarized here, but we urge you to read the more detailed explanation of risks relating to the ROS generally in the “Risk Factors” section of the ROS product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the ROS.

♦	Full market risk — You may lose some or all of your principal. The ROS do not guarantee any return of principal and are fully exposed to any decline in the level of the Basket (as measured by the Basket Return). For every 1% decline in the Basket, you will lose 1% of your principal at maturity.
♦	No assurances of moderate-return environment — While the ROS are structured to provide enhanced returns in a moderate-return environment, we cannot assure you of the economic environment during the term or at maturity of your ROS.
♦	Maximum return — Your appreciation potential is limited to the maximum gain even if the Basket Return, as multilplied by the Multiplier, is greater than the maximum gain.
♦	Credit of issuer — An investment in the ROS is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the ROS.
♦	No interest or dividends — You will not receive any interest or dividend payments.
♦	Owning ROS is not the same as owning the Basket Constituent Stocks — Owning the ROS is not the same as owning the constituents of a Basket Index or the Basket Indices.
♦	Limited liquidity — The ROS will not be listed and there will not be an active secondary trading market.
♦	Price prior to maturity — The market price for the ROS will be influenced by many unpredictable and interrelated factors, including the level of the Basket; the volatility of the Basket; the composition of the Basket; the dividend rate on the stocks comprising the Basket and changes that affect those stocks and their issuers; the time remaining to the maturity of the ROS; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the ROS in the secondary market is likely to be lower than $10 per ROS on the issue date since the issue price includes and the secondary market prices are likely to exclude commissions, hedging costs or other compensation paid with respect to the ROS.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the stocks comprising the Basket, or in futures, options, exchange-traded funds or other derivative products on the stocks comprising the Basket, may adversely affect the market value of the stocks comprising the Basket, the level of the Basket, and, therefore, the market value of the ROS.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the stocks comprising the Basket, which may present a conflict between the obligations of UBS and you, as a holder of the ROS. The calculation agent, an affiliate of UBS, will determine the Basket Return and payment at maturity based on the closing level of the Basket on the Final Valuation Date. The calculation agent can postpone the determination of the Basket Return or the maturity date if a market disruption event occurs and is continuing on a valuation date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the ROS. Any such research, opinions or recommendations could affect the value of the Basket or the stocks included in the Basket, and therefore the market value of the ROS.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the ROS are uncertain. You should consult your own tax advisor about your own tax situation before investing in the ROS.
♦	Changes in the levels of the Basket Indices may offset each other — The Securities are linked to a weighted basket composed of the Basket Indices. At a time when the level of one or more Basket Indices increases, the level of one or more other Basket Indices may not increase as much or may even decline. Therefore, in calculating the Basket Ending Level, increases in the level of one or more of the Basket indices may be moderated, or offset, by lesser increases or declines in the level of one or more other Basket Indices.
♦	The Basket Return will not be adjusted for changes in exchange rates relative to the U.S. Dollar, but the Securities will have some exposure to exchange rate fluctuations — The value of your Securities will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks included in the Basket Indices are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Securities, you will not receive any additional payment or incur any reduction in your return, if any, at maturity. However, because one of the Basket Indices (the MSCI Emerging Markets IndexSM) — but not its Basket Constituent Stocks — is denominated in U.S. dollars, you will have foreign currency exposure with respect to that Basket Index, and the value of your Securities will be affected by exchange rate fluctuations between the U.S. dollar and the currencies in which such Basket Constituent Stocks are based. If the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Securities, the value of your Securities may increase or decrease at maturity.
♦	Non-U.S. securities markets risks — The Basket Constituent Stocks are issued by non-U.S. companies in non-U.S. securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks. This may have a negative impact on the performance of the Securities, which may have an adverse effect on the offering of Securities.
♦	Risks associated with emerging markets — An investment in the Securities will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid institutional change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

Historical Performance of the Index Basket

The graph accompanying illustrates the hypothetical historical performance of the Basket from 2/6/98 to 2/21/08 if the Basket Level were made to equal 100 on 2/21/08. The hypothetical historical performance reflects the performance the Basket would have exhibited based on (i) the actual historical performance of the Basket Indices and (ii) the Basket Weightings indicated in the Indicative Terms. Neither the hypothetical historical performance of the Basket nor the actual historical performance of the Basket Indices should be taken as indications of future performance.

Source: Bloomberg L.P.

The Dow Jones EURO STOXX 50® Index (SX5E)

The Dow Jones EURO STOXX 50® Index is sponsored by STOXX Limited, a joint venture between Deutsche Börse AG, Dow Jones & Company and SWX Group. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – Dow Jones EURO STOXX 50® Index”, the Dow Jones EURO STOXX 50® Index is a free float-adjusted market capitalization index that seeks to provide exposure to European large capitalization equity securities. The Dow Jones EURO STOXX 50® Index universe is defined as all components of the 18 Dow Jones EURO STOXX Supersector indices. The Dow Jones EURO STOXX Supersector indices represent the Eurozone portion of the Dow Jones STOXX Total Market Index, which in turn covers 95% of the total market capitalization of the stocks traded on the major exchanges of 12 European countries. The Dow Jones EURO STOXX 50® Index universe includes Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. The Dow Jones EURO STOXX 50® Index is reported on Bloomberg L.P. under the ticker symbol “SX5E”.

The accompanying graph illustrates the performance of the Dow Jones EURO STOXX 50® Index from 2/27/98 to 2/21/08 as reported on Bloomberg L.P. The historical levels of the Dow Jones EURO STOXX 50® Index should not be taken as an indication of future performance. The Dow Jones EURO STOXX 50® Index closing level on February 21, 2008 was 3778.21.

Source: Bloomberg L.P.

The FTSETM 100 Index (UKX)

The FTSETM 100 Index is sponsored by FTSE International Limited. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – FTSE 100TM Index”, the FTSE 100TM Index is a share index of the 100 most highly capitalized companies listed on the London Stock Exchange. The FTSE 100TM Index is reported on Bloomberg L.P. under the ticker symbol “UKX”.

The accompanying graph illustrates the performance of the FTSE 100TM Index from 2/27/98 to 2/21/08 as reported on Bloomberg L.P. The historical levels of the FTSE 100TM Index should not be taken as an indication of future performance. The FTSE 100TM Index closing level on February 21, 2008 was 5932.2.

Source: Bloomberg L.P.

The Nikkei 225SM Index (NKY)

The Nikkei 225® Index is sponsored by Nihon Keizai Shimbun, Inc. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – Nikkei 225® Index”, the Nikkei 225® Index is a modified, price-weighted average of 225 Japanese companies listed in the First Section of the Tokyo Stock Exchange that represent a broad cross-section of Japanese industry. All Nikkei 225® Index constituent stocks trade in YEN on the Tokyo Stock Exchange, one of the world’s largest securities exchanges in terms of market capitalization. The 225 companies included in the Nikkei 225® Index are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities. The Nikkei 225® Index is reported on Bloomberg L.P. under the ticker symbol “NKY”.

The accompanying graph illustrates the performance of the Nikkei 225® Index from 2/27/98 to 2/21/08 as reported on Bloomberg L.P. The historical levels of the Nikkei 225® Index should not be taken as an indication of future performance. The Nikkei 225® Index closing level on February 21, 2008 was 13688.28.

Source: Bloomberg L.P.

Swiss Market Index (SMI)®

The Swiss Market Index (SMI) ® is sponsored by SWX Swiss Exchange. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – Swiss Market Index (SMI)®”, the Swiss Market Index (SMI)® is Switzerland’s blue-chip index and is made up of a maximum of 30 of the largest and most liquid Swiss Performance Index large-and mid-cap stocks. The securities represented in the Swiss Market Index (SMI)® currently represent more than 90% of the free float market capitalization of the Swiss equity market. The Swiss Market Index (SMI)® is reported on Bloomberg L.P. under the ticker symbol “SMI”.

The accompanying graph illustrates the performance of the Swiss Market Index (SMI)® from 2/27/98 to 2/21/08 as reported on Bloomberg L.P. The historical levels of the Swiss Market Index (SMI)® should not be taken as an indication of future performance. The Swiss Market Index (SMI)® closing level on February 21, 2008 was 7486.15.

Source: Bloomberg L.P.

The S&P/ASX 200® Index (AS51)

The S&P/ASX 200® Index is sponsored by the S&P Australian Index Committee, a team of representatives from both Standard and Poor’s and the Australian Stock Exchange. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – S&P/ASX 200® Index”, the S&P/ASX 200® Index is composed of the S&P/ASX 100 stocks plus an additional 100 stocks selected by the ASX Committee. The S&P/ASX 200® Index covers large-cap and mid-cap stocks evaluated for liquidity and size. The S&P/ASX 200® Index is reported on Bloomberg L.P. under the ticker symbol “AS51”.

The accompanying graph illustrates the performance of the S&P/ASX 200® Index from 2/27/98 to 2/21/08 as reported on Bloomberg L.P. The historical levels of the S&P/ASX 200® Index should not be taken as an indication of future performance. The S&P/ASX 200® Index closing level on February 21, 2008 was 5583.4.

Source: Bloomberg L.P.

The MSCI® Emerging Markets IndexSM (MXEF)

The MSCI® Emerging Markets IndexSM is sponsored by Morgan Stanley Capital International. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – MSCI® Emerging Markets IndexSM”, the MSCI® Emerging Markets IndexSM is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets. As of February, 2008, the MSCI® Emerging Markets IndexSM consisted of the following 29 emerging market country indices: Argentina, Bermuda, Brazil, Cayman Islands, Chile, China, Colombia, Czech Republic, Egypt, Hungary, Hong Kong, India, Indonesia, Israel, Jordan, Luxembourg, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand, and Turkey. The Index employs a 15% cap on the weight of any single country in the portfolio. The MSCI® Emerging Markets IndexSM is reported on Bloomberg L.P. under the ticker symbol “MXEF”.

The accompanying graph illustrates the performance of the MSCI® Emerging Markets IndexSM from 2/27/98 to 2/21/08 as reported on Bloomberg L.P. The historical levels of the MSCI® Emerging Markets IndexSM should not be taken as an indication of future performance. The MSCI® Emerging Markets IndexSM closing level on February 21, 2008 was 1154.56.

Source: Bloomberg L.P.

What are the Tax Consequences of the ROS?

In the opinion of our counsel, Sullivan & Cromwell LLP, your ROS should be treated as a pre-paid derivative contract with respect to the Basket. The terms of the ROS generally will require you and us (in the absence of an administrative or judicial ruling to the contrary) to treat your ROS for all tax purposes in accordance with such characterization. If your ROS are so treated, you should generally recognize capital gain or loss upon the maturity of your ROS (or upon your sale, exchange or other disposition of your ROS prior to its maturity) equal to the difference between the amount realized and the amount you paid for your ROS. Such gain or loss should generally be long-term capital gain or loss if you held your ROS for more than one year. However, because there is no authority that specifically addresses the tax treatment of your ROS, it is possible that your ROS could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-26 of the ROS product supplement. For additional information, please see “Supplemental U.S. Tax Consideration” beginning on page PS-25 of the ROS product supplement.

The Internal Revenue Service has recently released a notice that may affect the taxation of holders of the ROS. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the ROS should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the ROS will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your ROS for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-25 of the ROS product supplement unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

In addition, a member of the House of Representatives has recently introduced a bill that, if enacted, would require holders of ROS purchased after the bill is enacted to accrue interest income over the term of the ROS despite the fact that there will be no interest payments over the term of the ROS. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your ROS.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of September 30, 2007 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	422,254	362,705
Total Debt	422,254	362,705
Minority Interest(2)	6,160	5,291
Shareholders’ Equity	48,229	41,427
Total capitalization	476,643	409,424
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.85897 (the exchange rate in effect as of September 30, 2007).

Structured Product Characterization

To help investors identify appropriate investment products (“structured products”), UBS organizes its structured products into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The ROS are classified by UBS as an Optimization Strategy for this purpose. The description below is intended to describe generally the four categories of structured products and the types of protection that may be offered on those products. This description should not be relied upon as a description of any particular structured product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection at maturity, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These structured products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These structured products are designed for investors with moderate to high risk tolerances. Optimization Solutions may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or exchange traded funds or to allow efficient access to new markets. These structured products are designed for investors with moderate to high risk tolerances. Performance Solutions may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These structured products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset declines below the specified threshold at any time during the term of the notes, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset. In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of structured products into categories is not intended to guarantee particular results or performance.